SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 9

                                 SYSTEMIX, INC.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   871872 10 7
                  --------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Robert L. Thompson, Jr.
                       Vice President and General Counsel
                              Novartis Corporation
                                608 Fifth Avenue
                            New York, New York 10020
                            Telephone: (212) 830-2413
                  --------------------------------------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                January 10, 1997
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement.  |_|


                               Page 1 of __ Pages

                            Exhibit Index on Page __

CUSIP No. 871872 10 7

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

        NOVARTIS BIOTECH HOLDING CORP.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a member of a Group


    (a)   |_|
         ---------------------------------------------------------------------

    (b)   |X|
         ---------------------------------------------------------------------


(3)   SEC Use Only______________________________________________________________

      __________________________________________________________________________

(4)   Source of Funds         AF
                      ---------------------------------------

      __________________________________________________________________________

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).  |_|
                                    --------------------------------------------

(6)   Citizenship or Place of Organization  Delaware
                                          --------------------------------------
      __________________________________________________________________________


-------------------
  Number of              (7)  Sole Voting Power_________________________________
     Shares
  Beneficially           (8)  Shared Voting Power       11,977,699
   Owned by                                      -------------------------------
     Each
   Reporting             (9)  Sole Dispositive Power____________________________
    Person
     With               (10)  Shared Dispositive Power  11,977,699
                                                      --------------------------
-------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  11,977,699
                                                                   -------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|

      __________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)
                              75%
      --------------------------------------------------------------------------

(14)  Type of Reporting Person      CO
                              --------------------------------------------------


                               Page 2 of __ Pages

CUSIP No. 871872 10 7

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

        NOVARTIS INC.
       -------------------------------------------------------------------------

(2)   Check the Appropriate Box if a member of a Group

    (a)   |_|
         ---------------------------------------------------------------------
    (b)   |X|
         ---------------------------------------------------------------------

(3)   SEC Use Only______________________________________________________________

      __________________________________________________________________________

(4)   Source of Funds         WC
                      ----------------------------------------------------------
      __________________________________________________________________________

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).  |_|
                                    --------------------------------------------

(6)   Citizenship or Place of Organization  Switzerland
                                          --------------------------------------
      __________________________________________________________________________

----------------
    Number of            (7)  Sole Voting Power_________________________________
     Shares
  Beneficially           (8)  Shared Voting Power       11,977,699
    Owned by                                     -------------------------------
       Each
    Reporting            (9)  Sole Dispositive Power____________________________
      Person
       With             (10)  Shared Dispositive Power  11,977,699
                                                       -------------------------
----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    11,977,699
                                                                   -------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|

      __________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)
                              75%
      --------------------------------------------------------------------------

(14)  Type of Reporting Person      CO
                              --------------------------------------------------


                               Page 3 of __ Pages

            This Amendment No. 9 amends and supplements the Statement on
Schedule 13D, filed with the Securities and Exchange Commission on December 20, 1991, as amended by Amendment Nos. 1 through 8 thereto (the "Schedule 13D"), by Sandoz Biotech Holdings Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Sandoz Ltd., a company organized under the laws of Switzerland, with respect to the shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc., a Delaware corporation (the "Company").

            Novartis Inc., a company organized under the laws of Switzerland ("Parent"), is the successor in interest to Sandoz Ltd. as a result of a merger effective as of December 20, 1996, whereby Sandoz Ltd. and Ciba-Geigy Limited merged with and into Parent (the "Novartis Merger"). As a result of the Novartis Merger, Sandoz Biotech Holdings Corporation became an indirect wholly owned subsidiary of Parent and changed its name to Novartis Biotech Holding Corp. ("Purchaser").

Item 2. Identity and Background

            Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

            (a) - (c) and (f) On January 1, 1997, Purchaser changed its name from Sandoz Biotech Holdings Corporation to Novartis Biotech Holding Corp.

            Parent is the successor by merger to Sandoz Ltd. resulting from the merger of Sandoz Ltd. and Ciba-Geigy Limited into Parent. Its principal offices are located at Schwarzwaldallee 215, CH-4002, Basel, Switzerland. The principal business of Parent is Life Sciences, which includes pharmaceuticals, consumer health and vision care products, agribusiness (including crop protection, animal health and seeds) and nutrition products.

Item 3. Source and Amount of Funds or Other Consideration

            Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

            The source of funds to purchase the Remaining Shares (as defined below) is the general working capital of Parent and in the aggregate is expected to amount to approximately $83 million.

Item 4. Purpose of Transaction

            Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

            On January 10, 1997, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. The Merger Agreement provides for the commencement of a cash tender offer (which tender offer will be in compliance with Section 14(d)(1) of the Securities Exchange Act of 1934, as amended, and in compliance with the rules and regulations promulgated thereunder) to


                               Page 4 of __ Pages
purchase all outstanding shares of Shares (the "Tender Offer"), at a price of $19.50 per Share, net to the seller in cash, as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Tender Offer. Purchaser may not accept for payment Shares tendered pursuant to the Tender Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser (the "Remaining Shares"), shall have been validly tendered and not withdrawn. The obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Tender Offer is subject to certain other conditions that are described in the Merger Agreement.

            The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware law, Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company will continue as the surviving corporation of the Merger and will become an indirect wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law) shall be cancelled and shall be converted automatically into the right to receive $19.50 in cash, or any higher price that may be paid per Share in the Tender Offer, without interest.

            A press release relating to the foregoing events is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

            Item 6 of the Schedule 13D is hereby amended and supplemented by reference to the amendment to Item 4 of the Schedule 13D set forth above.

Item 7. Material to be Filed as Exhibits

            Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibits:

    Exhibit 2 Agreement and Plan of Merger, dated as of January 10, 1997, among Parent, Purchaser and the Company.

    Exhibit 99.1 Press Release issued by Parent and the Company on January 13, 1997.


                               Page 5 of __ Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 13, 1997

                                          NOVARTIS INC.


                                          By: /s/ Robert L. Thompson, Jr.
                                             -----------------------------------
                                              Robert L. Thompson, Jr.
                                              Attorney-in-fact


                                           NOVARTIS BIOTECH HOLDING
                                              CORP.


                                           By: /s/ Robert L. Thompson, Jr.
                                             -----------------------------------
                                               Robert L. Thompson, Jr.
                                               Vice President


                               Page 6 of __ Pages

                                  EXHIBIT INDEX


Exhibit                                                              Page No.
-------                                                               --------

Exhibit 2     Agreement and Plan of Merger, dated as of January
              10, 1997, among Parent, Purchaser and the Company

Exhibit 99.1  Press Release issued by Parent and the Company on
              January 13, 1997


                               Page 7 of __ Pages